Exhibit (h8)

Execution

AMENDMENT to

TRANSFER AGENCY AND SERVICE AGREEMENT

THIS AMENDMENT to TRANSFER AGENCY AND SERVICE AGREEMENT, effective as of October 1, 2014, by and among each of the entitles listed on Appendix A hereto (each, a “Company” and collectively, the “Companies”) and STATE STREET BANK AND TRUST COMPANY, a Massachusetts trust company (the “Bank”).

WHEREAS, the Companies and Investors Bank & Trust Company (“IBT”) entered into a Transfer Agency and Service Agreement dated August 15, 2003 (as amended, modified and supplemented through the date hereof, the “Transfer Agency Agreement”);

WHEREAS, IBT merged with and into the Bank, effective July 2, 2007, with the result that the Bank now serves as Bank under the Transfer Agency Agreement;

WHEREAS, the Bank and the Companies desire to amend the Transfer Agency Agreement as more particularly set forth below.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	Amendment.

(a)	The following is added as Section 1.2(d) of the Agreement:

“Call Center Services.

(i) The Bank shall provide call center services from 9:00 a.m. to 5:00 p.m., Eastern Time, each day on which TIFF Investment Program, Inc. (“TIP”) is open for trading (a “Business Day”). On such Business Days, the Bank shall receive orders for the purchase of Shares and requests for the exchange, redemption, or transfer of Shares from existing Shareholders of TIP, advisers, and other authorized agents on behalf of such Shareholders. Such orders and requests received telephonically shall be accepted by the Bank only for the types of transactions for which TIP accepts telephonic instructions and only from those Shareholders who have been authorized by TIP for telephone transaction privileges as set forth in the Prospectus. Any such accepted orders and requests will be processed in accordance with subsections (i), (ii), (iii), (iv), and (v) of Section 1.2(a) of this Agreement and such other procedures or scripts as shall be agreed by TIP and the Bank from time to time. All such transactions shall be reported to TIP daily. Notwithstanding the foregoing, it shall be the sole responsibility of TIP to ensure that each such Shareholder, adviser or other authorized agent placing orders or requests by telephone has agreed to hold the Bank and any of its affiliates, and each of their respective directors, trustees, officers, employees and agents harmless from any losses, expenses, costs or liabilities (including attorney fees) that may be incurred in connection with the exercise of these privileges.”

2.	Miscellaneous.

(a)	Except as amended hereby, the Transfer Agency Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(c)	The rights and obligations of each series of TIP and of the other Companies that are a party to the Transfer Agency Agreement shall be several and not joint.

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IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed by its duly authorized officer, as the case may be, as of the date and year first above written.

EACH TIFF ENTITY LISTED ON APPENDIX A HERETO

By:	/s/ Kelly Lundstrom
Name:	Kelly Lundstrom
Title:	Vice President

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Michael F. Rogers
Name:	Michael F. Rogers
Title:	Executive Vice President

Amendment to Transfer Agency and Service Agreement

APPENDIX A

COMPANIES

TIFF INVESTMENT PROGRAM, INC., on behalf of

TIFF SHORT-TERM FUND

TIFF MULTI-ASSET FUND

TIFF ABSOLUTE RETURN POOL

TIFF ABSOLUTE RETURN POOL II

A-1